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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2005



                              AETERNA ZENTARIS INC.
                    ------------------------------------------
                    (Formerly named AEterna Laboratories Inc.)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F        Form 40-F    X
                          ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                       Yes         No   X
                           -----      -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____





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                                 DOCUMENTS INDEX

Documents Description
---------------------


-------------------------------------------------------------------------------
1.              Press release dated March 16, 2005 - AEterna Zentaris
                Announces Cetrorelix Development with Solvay Continues with Endometriosis as a Primary Indication
-------------------------------------------------------------------------------



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                                                       [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com




                                                          PRESS RELEASE
                                                          For immediate release


AETERNA ZENTARIS ANNOUNCES CETRORELIX DEVELOPMENT WITH
SOLVAY CONTINUES WITH ENDOMETRIOSIS AS A PRIMARY INDICATION

QUEBEC CITY, CANADA, MARCH 16, 2005 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today announced that the upcoming Phase III program with cetrorelix, a luteinizing hormone-releasing hormone (LHRH) antagonist, will be conducted in endometriosis as a primary indication. This will be achieved through collaboration with Solvay Pharmaceuticals, the Company's worldwide (ex-Japan) exclusive development and marketing partner for cetrorelix.

This decision was made following the successful completion of a broad seven Phase II trial program of cetrorelix in endometriosis, benign prostate hyperplasia and uterine myoma. It also takes into account recommendations from a thorough market research program showing that endometriosis is still an area of high unmet medical needs. An improved side effects profile, absence of hormonal castration, convenience of dosing, suitability for long-term use as an intermittent treatment and speed of onset of action are among key attributes that could favorably position cetrorelix.

"The striking results we have seen with cetrorelix in Phase II trials, particularly in endometriosis, deliver on the promise of LHRH antagonists and are the culmination of our many years of research and development efforts into LHRH and its antagonists domain conducted along with Nobel Laureate Prof. Andrew Schally", said Prof. Jurgen Engel, Executive Vice President Global R&D and Chief Operating Officer at AEterna Zentaris. "We are excited to see the strong commitment of Solvay towards cetrorelix, our lead compound in endocrinology."

In light of the decision, Dr. Werner Cautreels, Solvay Pharmaceuticals' Chief Executive Officer, confirmed: "We continue to strengthen our pipeline including a strong Business Unit in Women Health which now includes cetrorelix as a key asset. Given the exciting positive Phase II results obtained with cetrorelix in endometriosis and the very favorable profile of this compound, we are putting everything in place to complete the full development of this novel therapeutic and to expedite the registration of cetrorelix to maintain our leadership position in the women's health market. Although we never comment on the costs of individual projects that are ongoing, typical industry figures for the costs from here going forward of one successful full development program run into many tens of millions of dollars."

According to Gilles Gagnon, President and Chief Executive Officer at AEterna
Zentaris: "We are very excited about this decision of Solvay Pharmaceuticals to invest heavily in our Company by going ahead with cetrorelix in endometriosis as the upcoming Phase III indication. At AEterna Zentaris, while we are working towards the development of a fully-integrated company, we are


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now in a position to propose a pipeline encompassing  promising products at all development stages to continue to deliver benefits to patients and value to our shareholders."

Endometriosis is the growth of the endometrium, or the inside lining of the uterus, outside of the uterus and is dependent upon the level of estrogens. Endometriosis affects approximately 10% to 20% of women of child-bearing age. The total market size is estimated to be around US$800 million.

ABOUT SOLVAY PHARMACEUTICALS

Solvay Pharmaceuticals is a member of the Solvay group of pharmaceutical and chemical companies. Operating globally with corporate offices in Europe, the U.S. and Japan, and sales and marketing companies in more than 45 countries, Solvay Pharmaceuticals employs 8,000 people worldwide. It has research and development activities concentrated onto carefully selected clinical targets in the fields of women's and men's health, mental health, gastroenterology, influenza prevention and cardiology. The Solvay Group employs about 30,000 people in three sectors of activity: pharmaceuticals, chemicals and plastics. For further information on Solvay, please visit the website www.solvay.com or
                                                            --------------
www.solvaypharmaceuticals.com.
-----------------------------

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is an oncology and endocrine therapy focused biopharmaceutical company with proven expertise in drug discovery, development and commercialization. The Company's broad 20 product pipeline leverages five different therapeutic approaches, including LHRH antagonists and signal transduction inhibitors. The lead LHRH antagonist compound, cetrorelix, is currently marketed for IN vitro fertilization under the brand name Cetrotide(R), and has successfully completed a broad Phase II program in endometriosis and benign prostatic hyperplasia (BPH). The lead signal transduction inhibitor compound, perifosine, is an orally-active AKT inhibitor that is in several
Phase II trials for multiple cancers.

AEterna Zentaris owns 61.1% of Atrium Biotechnologies Inc., a leading developer, manufacturer and marketer of value-added products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information about AEterna Zentaris are available on its Web site www.aeternazentaris.com.
             -----------------------

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-



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looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

CONTACTS:

MEDIA RELATIONS

Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------


INVESTOR RELATIONS
Ginette Vallieres
(418) 652-8525 ext. 265
ginette.vallieres@aeternazentaris.com
-------------------------------------

EUROPE

EUROPE
Matthias Seeber
+49-6942602-3425
matthias.seeber@zentaris.com
----------------------------





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                                    SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      AETERNA ZENTARIS INC.


Date:  March 17, 2005                 By:  /s/Mario Paradis
---------------------                    --------------------------------------
                                           Mario Paradis
                                           Senior Finance Director and
                                           Corporate Secretary